

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

Andrew B. Coxhead
Chief Financial Officer
LSC Communications, Inc.
191 N. Wacker Drive, Suite 1400
Chicago, Illinois 60606

> **Re: LSC Communications, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Form 10-Q for the Quarter Ended September 30, 2020**
> **File No. 001-37729**

Dear Mr. Coxhead:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page F-10

1.   We note the arrangements in which products may be stored by the company for future delivery and that you recognize revenue when production of the product is completed. We further note with certain customer contracts and in limited situations you are permitted to complete or produce a pre-defined amount of custom products to be held in inventory until your customer requests shipment. We refer to the last two paragraphs on page F-10. In this regard, please explain to us in greater detail the nature of these arrangements and your consideration of the guidance in ASC 606-10-25-30 in concluding that a customer has obtained control of these bill-and-hold arrangements. Additionally, in your assessment of transfer of control, tell us how each of the criteria under ASC 606-10-55-83 has been

met. Your response should include any significant judgments made by management, in evaluating when a customer obtains control of promised goods.

Form 10-Q for the Quarter Ended September 30, 2020

Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 8. Restructuring, Impairment and Other Charges
Goodwill, page 31

2.   Given the significant decline of your market capitalization and stock price, please tell us the factors utilized to determine whether an impairment was not required. Specifically address the qualitative factors outlined in ASC 350-20-35-3C and include in your response why further impairment testing was not necessary given your continued net losses, negative cash flows and the substantial doubt about your ability as a going concern.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing